MJ Capital Partners, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2022

(Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68316

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MJ Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One California Plaza, 300 Grand Avenue Suite #4050
(No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Micheal Cavallaro	(213) 278-0429	mjc@mjcpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Cavallaro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MJ Capital Partners, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See attached CA Notary Certificate
Signed: James J. Johnson
Dated: 01/24/2023

Signature: [signature]

Title: Managing Partner

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th day of January, 20 23, by Michael Cavallaro

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature James J. Johnson Jr.

JAMES J. JOHNSON JR.
COMM. #2353224
Notary Public - California
Los Angeles County
My Comm. Expires Mar. 28, 2025
NR01

(Seal)

MJ CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I)	11
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II)	12
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III)	13
Report of Independent Registered Public Accounting Firm for Exemption Report under Rule 15c3-3	15
Exemption Report Pursuant to Rule 15c3-3	16
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures	18-19

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of MJ Capital Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MJ Capital Partners, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
February 08, 2023

MJ CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	19,106
Investments at Fair Market Value		3,728,666
Accounts Receivable		421,328
Other Assets		9,311
TOTAL ASSETS	**$**	**4,178,411**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Related Party	**$**	500
Accrued Expenses		1,000
Due to Parent		5,622
Income Tax Payable		50,600
TOTAL LIABILITIES		57,722
MEMBER'S EQUITY		
Total Member's Equity		4,120,689
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**4,178,411**

See independent auditor's report and accompanying notes to financial statements.

MJ Capital Partners, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues		
Investment Banking & Consulting Fees	$	50,000
Private Placement Agent Fees		4,037,644
Unrealized Gain on Investment		135,900
Reimbursed Expenses		50,267
Total Revenues		4,273,811
Less Expenses		
Insurance		842
Professional Fees		56,600
Dues & Subscriptions		420
Regulatory Fees		16,103
Salaries, Bonuses, Benefits		300,104
Rent/Occupancy		110,000
Total Expenses		484,069
NET INCOME BEFORE INCOME TAX PROVISION		3,789,742
LESS PROVISION FOR INCOME TAXES		55,678
NET INCOME	$	3,734,064

See independent auditor's report and accompanying notes to financial statements.

MJ Capital Partners, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

MEMBER'S EQUITY – December 31, 2021	$1,672,666
NET INCOME FOR THE YEAR	3,734,064
DISTRIBUTIONS TO MEMBER - net	(1,286,041)
MEMBER'S EQUITY – December 31, 2022	$ 4,120,689

See independent auditor's report and accompanying notes to financial statements.

MJ Capital Partners, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flow from operating activities:		
Net Income (loss)		$ 3,734,064
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts Receivable	(421,328)	
Other Assets	335	
Due from MJCP	72,774	
Investments at FMV	(2,154,716)	
(Decrease) increase in:		
Income Taxes Payable	43,461	
Other Related Party Payable	5,622	
Total adjustments		(2,453,852)
Net cash provided by (used in) operating activities		1,280,212
Net cash provided by (used in) investing activities		
Capital distributions - net	(1,286,041)	
Net cash provided by (used in) financing activities		(1,286,041)
Net increase (decrease) in cash		(5,829)
Cash at December 31, 2021		24,935
Cash at December 31, 2022		19,106

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Supplemental disclosures of non-cash transactions:

Included in net capital distributions is $173,831 of reimbursable expenses forgiven by the Parent.

During the year the Company received securities in the amount of $2,018,816 as compensation for provided investment banking services.

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

MJ Capital Partners, LLC (the "Company") was acquired by Michael J. Cavallaro on December 31, 2014. The Company was organized in California on October 29, 2010. The Company operates from one location in Los Angeles, California as a limited broker-dealer engaged in providing mergers and acquisitions, advisory services, and raising capital for middle market companies and their owners. The Company is a wholly-owned subsidiary of MJC Partners LLC (the "Parent").

Basis of Accounting

The Company prepares its financial statements in the form prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Banking and Private Placement Fees

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, and fees at income is reasonably determinable.

Accounts Receivable

Trade accounts receivable are reported at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. There were no accounts receivable nor necessary allowances at year end.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is a Limited Liability Company for income tax purposes and the member is taxed on the Company's taxable income. Accordingly, no provision or liability for federal income taxes except for California income tax.

Fair Value Measurements

The Company has adopted FASB ASC 320, Investments – Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Subsequent Events
The Company has evaluated events and transactions after the date of the Statement of Financial Condition through the date the financial statements were available for issuance. There have been no other such events that require recording or disclosure in the financial statements..

Note B – ASC 606 REVENUE RECOGNITION

The Company earns fees from investment banking and private placement fees. The Company recognizes these revenues as its associated performance obligations are completed, in accordance with the terms of written engagement agreements with customers. These agreements provide for various billing arrangements, such as initial and on-going retainers and transaction success fees. There were no open contracts for the year ended December 31, 2022.

Success fees are recognized upon the underlying transaction, at which point the Company's performance obligations have been completed; the transaction price is known or estimable; and the collection is reasonably assured. During the year ended December 31, 2022, the Company's success fess income totaled $4,037,644.

Retainers are nonrefundable and generally recognized in the period billed, which corresponds to the Company's completion of its performance obligations. During the year ended December 31, 2022, the Company's retainers income totaled $50,000.

Note C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital my not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $1,224,317, which was $1,219,317 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $57,722 to net capital was 0.05 to 1, which is less than the 15 to 1 maximum allowed.

Note D – CREDIT RISK

The Company acts as an introducing broker to other investment managers and does not take possession of any investor funds or securities in connection with acting as a selling or placement agent. The Company has no exposure to credit risk associated with the nonperformance of the parties fulfilling any contractual obligations pursuant to securities transactions. The Company does not anticipate nonperformance by any of the parties.

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note E – RELATED PARTIES

The Company's managing director is also the majority member of the Parent. The Company engages in transactions with its Parent for certain expenses which are paid by the Parent and agreed upon in an expense sharing agreement. For the year ended December 31, 2022, the Parent paid $467,124 of expenses on behalf of the Company, of which $173,831 was forgiven and the remainder reimbursed. The Company owes $5,622 to the Parent and $500 to the managing director.

Note F – FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note F - FAIR VALUE MEASUREMENT (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

Assets	Level 1	Level 2	Level 3	Total
Marketable Stock	$1,767,150			$1,767,150
Restricted Stock	$ 0.00	$0.00	$1,961,516	$1,961,516
TOTALS	$1,767,150	$0.00	$1,961,516	$3,728,666

Changes in Level 3 Securities

	Amounts
Beginning balance at December 31, 2021	$ 0.00
Unrealized losses	(57,300)
Additions	2,018,816
Ending balance at December 31, 2022	$1,961.516

Schedule I

MJ CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2022

MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$	4,120,689
Less: Nonallowable assets:		
Restricted Stock		($1,961,516)
Accounts Receivable		(421,328)
Other Assets		(9,311)
TENTATIVE NET CAPITAL	$	1,728,534
HAIRCUTS – STOCK		(265,073)
UNDUE CONCENTRATION		(239,144)
NET CAPITAL		1,224,317
6 2/3% OF AGGREGATE INDEBTEDNESS		$3,848
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)		($5,000)
EXCESS NET CAPITAL	$	1,219,317
AGGREGATE INDEBTEDNESS	$	57,722
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.05 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by MJ Capital Partners, LLC with the most recently filed Form X-17A-5 Part II Filing as of December 31, 2022

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3(e)
DECEMBER 31, 2022

The Computation for Determination of the Reserve Requirements is not applicable to the Company, as the Company is no subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as private placements and M&A services. Accordingly, there are no items to report under the requirements of this rule.

MJ CAPITAL PARTNERS, LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3(b)
DECEMBER 31, 2022

Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not hold customer funds or securities and that its business activities are, and will remain as private placements and M&A services. Accordingly, there are not items to report under the requirements of this Rule.

See independent auditor's report and accompanying notes to financial statements.

MJ Capital Partners, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of MJ Capital Partners, LLC:

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which MJ Capital Partners, LLC stated that MJ Capital Partners, LLC business activities are, and will remain, limited to business activities in the private placement of securities and mergers & acquisitions advisory services, and that it has not held customer funds or securities and that MJ Capital Partners, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC on April 4, 2014. MJ Capital Partners, LLC also stated that had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022 without exception. MJ Capital Partners, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MJ Capital Partners, LLC's declaration covering the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

DCPA

DCPA

Century City, California
February 08, 2023

PARTNERS

MJ Capital Partners, LLC
Exemption Report
For the Year Ended December 31, 2022

MJ Capital Partners, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) mergers and acquisitions advisory services; and (2) private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MJ Capital Partners, LLC

I, Michael J. Cavallaro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: Managing Partner